FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of   February, 2003

Commission File Number 333-7182-01

                                    CEZ, a.s.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X        Form 40-F
                                  ---                 ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            ----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            ----

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes          No  X
                                   ---         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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The following information was filed by CEZ, a.s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

Commentary to the unaudited operational, economic and financial results for year 2002 according to the Czech Accounting Standards.
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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     CEZ, a.s.
                                               ---------------------
                                                    (Registrant)
Date: February 28, 2003
                                               By:
                                                  ------------------------------
                                                         Libuse Latalova
                                                  Head of Finance Administration

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CEZ, a.s.                                            Identification No. 45274649
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       Preliminary Unconsolidated and Unaudited 2000 Results of Operations
                            of the Energy Utility CEZ

             In the first year of the fully open market, CEZ raised
                     its profits to nearly CZK 300 million

According to the preliminary results, CEZ reached a net profit of 6.7 billion last year, an increase of CZK 0.3 billion over last year. The electricity sales by CEZ went up by 2.8% yr/yr, with an increase in domestic sales being offset by an increase in exports. The expected drop in domestic sales is related to the full opening of the market for producers. This is of significant concern to CEZ, given the benefits of the regulated price of mandatory purchase enjoyed by the other producers and the benefits of one of the most open markets in Europe enjoyed by importers.

"In 2002, we advanced in a four-year process of changes, leading to the transformation of CEZ from a purely manufacturing company to a commercial and manufacturing company," said Jaroslav Mil, the CEO and Board Chairman of CEZ, a.s. "We are successful in coping with the pitfalls of the uneven opening of the electricity market from the beginning of this year. Our profits have increased, even though we reduced the electricity price for our customers within the Rainbow Energy commercial program and thus maintained our market position. Last year, the price reduction was almost 4 percent; this year, we further reduced our offer by approximately 8 percent. The cornerstone of good management is, in addition to the support of the development of the exchange rate of the Czech crown, a constant increase in labor productivity; last year, by 14 percent, and over the last two years, by a full 30 percent," said Jaroslav Mil.

The transformation process also involves the efforts by CEZ to transfer the advantages of the effective generation of Rainbow Energy directly to the final consumers. In December 2002, the Office for the Protection of Economic Competition (UOHS) approved the interconnection of CEZ, a.s. with the regional distribution companies, subject to restrictive conditions, which partly change the initial resolution of the Czech government in this matter. CEZ appealed against the UOHS's decision by reason of legal defects and the fact that the UOHS has not yet decided on State aid. The UOHS's decision on the appeal is still pending.

Total revenues reached CZK 59.5 billion, a yr/yr increase of CZK 1.6 billion. Total expenses increased by CZK 2.9 billion, thanks primarily to an increase in depreciation by CZK 2 billion in connection with putting the first unit of the Temelin power plant into trial operation. Of primary importance to the company and its shareholders is the continued growth in the creation of resources from operating activities, which reached CZK 17.6 billion, and increased by CZK 1.5 billion yr/yr. On the other hand, CZK 5 billion was spent in investments. This means that CEZ continues to earn more than it spends. This, along with an appreciation of the Czech currency, has enabled the company to lower its indebtedness by as much as CZK 9.4 billion.
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Depreciation of the Temelin power plant will significantly affect the company's bottom line in the next years. We expect the accounting profit to decrease this year to the level of CZK 1 billion. However, the creation of cash flow, which in turn will be influenced positively, is of most significance to the shareholders. It is due to the increase in free cash that the management of CEZ plans to propose a more attractive dividend policy to the shareholders and approach the behavior of energy utilities in Europe in this respect.

                                            (CZK mil.)              yr/yr change
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    Total revenues                           59,455                    + 2.7%
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    Total expenses                           51,423                    + 6.0%
      - fuel *)                              12,714                    - 2.6%
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Profit after taxation                         6,713                    + 4.3%
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*) effect of nuclear fuel

Ladislav Kriz, spokesman for CEZ, a.s.